Exhibit 12.1
Computation of Earnings to Fixed Charges
(Unaudited)

	2009	2008	2007	2006	2005
		(Dollars in Thousands)
Earnings:
Net (loss) income available to common stockholders	$(13,640)	$2,768	$4,243	$5,591	$5,930
Loss on loans held for sale	16,263	—	—	—	—
Preferred stock dividends	816	3,262	4,006	6,529	6,529
Income taxes	—	—	—	—	—
Interest expense	—	—	—	—	—

	$3,439	$6,030	$8,249	$12,120	$12,459

Fixed charges:
Preferred dividends	$816	$3,262	$4,006	$6,529	$6,529
Interest expense	—	—	—	—	—

	$816	$3,262	$4,006	$6,529	$6,529

Ratio of earnings to fixed charges	4.21	1.85	2.06	1.86	1.91